Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

May 29, 2008

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:    Startech Environmental Corporation
                  Registration Statements on Form S-1,
                  filed May 30, 2008
                   SEC file Nos. 333-143478 and 333-145903

Dear Ms. Hardy:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statements of Startech Environmental Corporation (the “Company”) be accelerated so that they will become effective on Tuesday, June 3, 2008 at 9:30 a.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, such declaration does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua E. Davis of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7787 upon the Registration Statements’ becoming effective.

Sincerely,

STARTECH ENVIRONMENTAL CORPORATION

By:  /s/ Peter J. Scanlon
Name: Peter J. Scanlon
Title:  Chief Financial Officer

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